Exhibit 97

AVISTA CORPORATION

Dodd-Frank Recovery Policy

As Adopted August 3, 2023

1.
Introduction. On October 26, 2022, the Securities and Exchange Commission (“SEC”) adopted a new rule and rule amendments to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), which added Section 10D to the Act. Section 10D of the Act, and Exchange Act Rule 10D-1 as adopted by the SEC, directs U.S. stock exchanges to adopt listing standards requiring all listed companies to adopt and comply with a written clawback policy concerning the recoupment of incentive-based compensation paid to current or former executives based on erroneously reported financial information.

On February 22, 2023, the New York Stock Exchange (“NYSE”) released a proposed rule designed to comply with Rule 10D-1. Through the proposed NYSE rule, which is codified in Section 303A.14 of the NYSE Listed Company Manual (“NYSE Manual”), companies listed on the NYSE are required to adopt a recovery policy compliant with the Section 303A.14 of the NYSE Manual, which itself conforms closely to the applicable language of Rule 10D-1. The NYSE rule became effective as of December 1, 2023 (the “Effective Date”). See NYSE Manual Section 303A.14(b)(i).

As an NYSE-listed company, Avista Corporation (the “Company”) is required to implement and comply with Rule 10D-1 and the NYSE Manual. Through the written policy described and adopted herein (the “Dodd-Frank Recovery Policy”), the Board of Directors (the “Board”) of the Company believes the Company is in compliance with Rule 10D-1 and the NYSE Manual.

Capitalized terms used in this Dodd-Frank Recovery Policy are defined as provided herein, or in Section 303A.14 of the NYSE Manual.

2.
Administration. The Dodd-Frank Recovery Policy shall be administered by the Board, or, if so delegated by the Board, any committee or sub-committee of the Board. The Board has the sole discretion to interpret the terms of the Dodd-Frank Recovery Policy and make determinations under it. Any interpretations or determinations made by the Board shall be final and binding on all affected individuals.

3.
Covered Persons. Any person who is or was an Executive Officer of the Company (as defined in Section 303A.14 of the NYSE Manual), who received incentive-based compensation after the Effective Date, is a “Covered Person” under the Dodd-Frank Recovery Policy. In accordance with the NYSE Manual, incentive-based compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

4.
Incentive-Based Compensation. “Incentive-based compensation” means any compensation received by a Covered Person (including compensation granted to, earned by, or vested to a Covered Person), that is based wholly or in part upon the attainment of a financial reporting measure.

In accordance with the NYSE Manual, “financial reporting measures” are “measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures,” including stock price and total shareholder return. A financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the Commission to be applicable under the Dodd-Frank Recovery Policy.

5.
Mandatory Recovery of Incentive-Based Compensation Due to Financial Restatement. In the event that the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board shall reasonably promptly recover the amount of erroneously awarded incentive-based compensation.

The required recovery of compensation applies to all incentive-based compensation received by a Covered Person:

a.
After beginning service as an Executive Officer;
b.
Who served as an Executive Officer at any time during the performance period for that incentive-based compensation;
c.
While the Company has a class of securities listed on a national securities exchange or a national securities association; and
d.
During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in paragraph (c)(1) of Section 303A.14 of the NYSE Manual. In addition to these last three completed fiscal years, the Board shall seek recovery of incentive-based compensation earned during any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months is deemed to be a completed fiscal year.

6.
Determination of Relevant Recovery Period. The Board shall seek recovery of erroneously awarded incentive-based compensation regardless of when or whether restated financial statements are filed with the SEC. For purposes of determining the period for which incentive-based compensation shall be recovered by the Board, the date that the Company is required to prepare an accounting restatement as described in paragraph (c)(1) of Section 303A.14 of the NYSE Manual is the earlier to occur of:

a.
The date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in paragraph (c)(1) of Section 303A.14 of the NYSE Manual; or
b.
The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in paragraph (c)(1) of Section 303A.14 of the NYSE Manual.

7.
Amount of Recovery. The amount of incentive-based compensation that must be subject to this Dodd-Frank Recovery Policy is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Erroneously Awarded Compensation”).

For incentive-based compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

a.
The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and
b.
The Board shall ensure that the Company maintains documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

8.
Exceptions to Mandatory Recovery. The Board shall recover Erroneously Awarded Compensation in compliance with the Dodd-Frank Recovery Policy except to the extent that the conditions of paragraphs (c)(1)(iv)(A), (B), or (C) of Section 303A.14 of the NYSE Manual are met (those sections are recounted in parts 7(a), 7(b), and 7(c) immediately below), and the Board’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the board, has made a determination that recovery would be impracticable.

In accordance with the terms of this Section 7, the Board may forego recovery of Erroneously Awarded Compensation in the following circumstances:

a.
The direct expense paid to a third party to assist in enforcing the Dodd-Frank Recovery Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Board must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.
b.
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
9.
No Indemnification. The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation.

10.
Effective Date. The Amended Compensation Recoupment Policy shall be effective as of August 3, 2023 and shall apply to compensation that is awarded or granted to Covered Persons on or after that date.

11.
Required Disclosures. In accordance with Rule 10D-1 and Section 303A.14(c)(2) of the NYSE Manual, the Company shall file a copy of this Dodd-Frank Recovery Policy as an exhibit to its annual report on form 10-K.

In the event that the Company is required to prepare an accounting restatement, the Company shall further make all required disclosures under the Federal securities laws, including those required under 17 CFR 229.402(w) (“Item 402(w)” of Regulation S-K). The required disclosures under Item 402(w) include the following:

a.
For each restatement:
i.
The date on which the Company was required to prepare an accounting restatement;
ii.
The aggregate dollar amount of Erroneously Awarded Compensation attributable to such accounting restatement, including an analysis of how the amount was calculated;
iii.
If the financial reporting measure as defined in 17 CFR 240.10D–1(d) related to a stock price or total shareholder return metric, the estimates that were used in determining the Erroneously Awarded Compensation attributable to such accounting restatement and an explanation of the methodology used for such estimates;
iv.
The aggregate dollar amount of Erroneously Awarded Compensation that remains outstanding at the end of the last completed fiscal year; and
v.
If the aggregate dollar amount of Erroneously Awarded Compensation has not yet been determined, disclosure of this fact, an explanation the reason(s), and disclosure of the information required in paragraphs (w)(1)(i)(B) through (D) of Item 402(w) in the next filing that is required to include disclosure pursuant to Item 402 of Regulation S–K;
b.
If recovery would be impracticable pursuant to 17 CFR 240.10D–1(b)(1)(iv), for each current and former named Executive Officer and for all other current and former Executive Officers as a group, disclosure of the amount of recovery forgone and a brief description of the reason the Company decided in each case not to pursue recovery; and

c.
For each current and former named Executive Officer from whom, as of the end of the last completed fiscal year, Erroneously Awarded Compensation had been outstanding for 180 days or longer since the date the registrant determined the amount the individual owed, disclosure of the dollar amount of outstanding Erroneously Awarded Compensation due from each such individual.